Exhibit 5.1

INTERNAL REVENUE SERVICE P. O. BOX 2508 CINCINNATI, OH 45201	DEPARTMENT OF THE TREASURY
Date: DEC 07 2011 FIRST FINANCIAL HOLDINGS INC 2440 MALL DRIVE SUITE 100 CHARLESTON, SC 29423-8068

Employer Identification Number:

57-0866076

DLN:

17007116129030

Person to Contact:

JOYCE A. HEINBUCH       ID# 31004

Contact Telephone Number:

(513) 263-3575

Plan Name:

FIRST FINANCIAL HOLDINGS INC SHARING THRIFT PLAN

Plan Number: 002

Dear Applicant:

We have made a favorable determination on the plan identified above based on the information you have supplied. Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records. You must retain this information to preserve your reliance on this letter.

Continued qualification of the plan under its present form will depend on its effect in operation. See Section 1.401-1(b)(3) of the Income Tax Regulations. We may review the status of the plan in operation periodically.

Publication 794, Favorable Determination Letter, explains the significance and the scope of reliance provided by a favorable determination letter including the effect of any elective determination request as indicated on your application materials. Publication 794 is available on the internet at www.irs.gov listed under Forms and Publications. To receive a copy of this publication, please contact the toll free number (800)-829-3676.

Publication 794 describes the information that must be retained to have reliance on this favorable determination letter. The publication also provides examples of the effect of a plan’s operation on its qualified status and discusses the reporting requirements for qualified plans. Please read Publication 794.

This letter relates only to the status of your plan under the Internal Revenue Code. It is not a determination regarding the effect of other federal, state or local law.

This determination letter gives no reliance for any qualification change that becomes effective, any guidance published, or any statutes enacted, after the issuance of the Cumulative List (unless the item has been identified in the Cumulative List) for the cycle under which this application was submitted.

This letter considers the 2004 Cumulative List of Changes in Plan Qualification Requirements.

Letter 4577 (DO/CG)

This letter expires on the earlier of the date of the employer’s next determination letter or the end of the subsequent two-year period announced by the Service and which comprises part of the next six-year remedial amendment/approval cycle applicable to adopting employers of pre-approved defined Contribution plans.

This determination letter considered the amendments that were submitted with your application and referenced on line 3 of the Form 5307.

If you submitted any proposed amendments or a proposed restated plan with your application, those amendments must be adopted no later than the time prescribed under Code section 401(b) in order to retain reliance on this determination letter.

If a Form 2848, Power of Attorney, or Form 8821, Tax Information Authorization, was submitted with your application, a copy of this letter will be provided to your authorized representative or appointee.

If you have any questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely,

/s/ Andrew E. Zuckerman
Andrew E. Zuckerman
Director, EP Rulings & Agreements